May 15, 2009

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Essex Property Trust, Inc.
File No. 001-13106
Form 10-K for Year Ended December 31, 2008

Dear Mr. Woody:

We submit this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated April 1, 2009, related to the above filing for Essex Property Trust, Inc. (the “Company”).

In this letter, we have recited the comments from the Staff in italicized, bold type, and have followed each comment with the Company’s response in regular type.  The numbering of the Company’s responses set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for the year ended December 31, 2008

(2) Summary of Critical and Significant Accounting Policies

Financial Statements

(a) Principles of consolidation, page F-9

1.
Please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.  Additionally, please disclose the amount of consideration that would be paid to unaffiliated limited partners in the DownREIT entities that collectively own twelve apartment communities.

925 East Meadow Drive Palo Alto California 94313 telephone 650 494 3700 facsimile 650 494 8743
www.essexpropertytrust.com

Response

In response to the comment above about the disclosure of the amount of consideration that would be paid to the holders of non-controlling interests in the Operating Partnership and DownREIT entities on the balance sheet date, the Company has disclosed the following information in Note 1 to the condensed consolidated financial statements included in the Company’s Form 10-Q for quarter ended March 31, 2009, filed on May 7, 2009:

Total Operating Partnership units outstanding were 2,450,002 and 2,413,078 as of March 31, 2009 and December 31, 2008, respectively, and the redemption value of the units, based on the closing price of the Company’s common stock totaled $140.5 million and $185.2 million, as of March 31, 2009 and December 31, 2008, respectively.

Total DownREIT units outstanding were 1,148,510 as of March 31, 2009 and December 31, 2008, and the redemption value of the units, based on the closing price of the Company’s common stock totaled $65.9 million and $88.1 million, as of March 31, 2009 and December 31, 2008, respectively.

The Company will include similar disclosures in all future filings.

(7) Mortgage Notes Payable and Exchangeable Bonds, page F-20

2.
Please explain how you have accounted for the various interest rate cap agreements associated with the majority of your multifamily housing mortgage revenue bond obligations.  In your response, tell us what consideration you have given as to whether the interest rate caps are required to be accounted for as derivative instruments.  Reference is made to paragraphs 44 and 45 of SFAS 133 and Rule 4-08 (n) of Regulation S-X.

Response

In response to the comments about the Company’s accounting for various interest rate cap agreements, the Company considers the interest rate caps derivative instruments, and has complied with paragraphs 44 and 45 of SFAS 133 and Rule 4-08 (n) of Regulation S-X.  The Company believes that as of December 31, 2008 and March 31, 2009 interest rate caps, which had aggregate fair values of $116,000 and $134,000 as of these dates, respectively, were immaterial to the Company’s consolidated financial statements.  Nevertheless, the Company has included additional disclosure about the accounting and designation of interest rate caps as derivative instruments in Note 8 to the Company’s condensed consolidated financial statements and in Item 3: Quantitative and Qualitative Disclosures About Market Risks under “--Interest Rate Hedging Activities”, both included in the Company’s Form 10-Q for quarter ended March 31, 2009, filed on May 7, 2009.

The following is the disclosure that was included in this section of Item 3 related to the interest rates caps:

The Company had twelve interest rate cap contracts totaling a notional amount of $183.4 million that qualify for hedge accounting as they effectively limit the Company’s exposure to interest rate risk by providing a ceiling on the underlying variable interest rate for the Company’s $233.1 million of tax exempt variable rate debt.  All derivative instruments are designated as cash flow hedges, and the Company does not have any fair value hedges as of March 31, 2009.

The following table summarizes the notional amount, carrying value, and estimated fair value of our derivative instruments used to hedge interest rates as of March 31, 2009.   The notional amount represents the aggregate amount of a particular security that is currently hedged at one time, but does not represent exposure to credit, interest rates or market risks. The table also includes a sensitivity analysis to demonstrate the impact on our derivative instruments from an increase or decrease in 10-year Treasury bill interest rates by 50 basis points, as of March 31, 2009.

(Dollars in thousands)	Notional Amount	Maturity Date Range	Carrying and Estimate Fail Value	+ 50 Basis Points	- 50 Basis Points
Cash flow hedges:
Interest rate forward-starting swaps	$375,000	2010-2011	$(54,959)	$(37,384)	$(73,681)
Interest rate caps	183,359	2009-2013	134	293	42
Total cash flow hedges	$558,359	2009-2013	$(54,825)	$(37,091)	$(73.631)

The Company will include similar disclosure for interest rate caps in all future filings.

*           *           *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
EVP, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Direct: +1 650 849 1706
Fax: +1 650 858 0139
Email: mdance@essexpropertytrust.com